58.com Announces Proposed Primary and Secondary Offering of American Depositary Shares

BEIJING, CHINA, March 24, 2014 -- 58.com Inc. (NYSE: WUBA) (the “Company”) today announced the commencement of a proposed registered underwritten public offering by the Company and certain shareholders of American Depositary Shares (“ADSs”), each representing two Class A ordinary shares of the Company. The Company proposes to offer 4,000,000 ADSs and the selling shareholders propose to offer an aggregate of 4,000,000 ADSs. The Company intends to grant to the underwriters a 30-day option to purchase up to 1,200,000 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. will act as the bookrunners for the proposed offering, and Pacific Crest Securities LLC will act as a co-manager.

In connection with the proposed offering, the representatives of the underwriters in the Company’s initial public offering in October 2013 will waive a lock-up restriction with respect to the ADSs offered in the proposed offering, including up to 124,953 ADSs proposed to be sold by Mr. Dong Yang, a director of the Company.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement on Form F-1 containing the preliminary prospectus becomes effective under the Securities Act of 1933, as amended.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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